July 21, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Todd E. Hardiman, Associate Chief Accountant
Regarding:	Eastman Kodak Company
Form 10-K for the fiscal year ended December 31, 2004
File No. 1-87

Please find below the Company’s response to the Staff’s letter to me dated March 16, 2006.  If you have any questions, please call Larry Grant (Kodak) at (585) 724-4997 or Brian Lane (Gibson, Dunn & Crutcher) at (202) 887-3646.

Sincerely,

/s/ Robert H. Brust

General
The Company notes the comments within the Staff’s letter dated March 16, 2006 with respect to (1) the methodology Kodak management used to assess the materiality of the errors impacting each of the annual periods in the 5-year period ended December 31, 2004 and (2) Kodak’s treatment of the $1.2 million net cumulative effect of all uncorrected errors for reporting periods prior to the quarter ended March 31, 2003 (the “Net Adjustment”).  The Company has taken the intervening time to review its methodology in accordance with the Staff’s views and believes it has addressed the Staff’s comments in these two areas in its response documented below.  The Company’s conclusions reached in this undertaking are consistent with its original conclusions in that it continues to believe that the errors relating to 2000, 2001 and 2002 were not material individually or in the aggregate nor would their correction or additional disclosure change or influence the judgment of a reasonable investor for those periods and, therefore, the financial statements for those periods do not require restatement.  In addition, the Company continues to believe that, in these specific circumstances, the use of the Net Adjustment in the First Quarter of 2003, including the robust footnote disclosure as well as the Company’s Item 9A disclosure of related material weaknesses, is an appropriate approach, in all material respects, and provides investors with all of the relevant information needed to evaluate the impact of such errors.  These conclusions, which are discussed in further detail below, were reviewed with the Company’s Audit Committee, its independent registered public accounting firm (PricewaterhouseCoopers LLP [PwC]) and its outside SEC legal counsel, Brian Lane of Gibson, Dunn & Crutcher [GDC], who are in agreement.

In addition, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	The Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kodak management’s methodology
As outlined in the Company’s August 9, 2005 response to the Staff’s comment letter dated June 8, 2005 and as discussed in the September 2005 teleconference with the Staff, PwC, and Brian Lane, the Company believes that it properly applied the guidance set forth in Staff Accounting Bulletin No. 99 – Materiality (SAB 99).

The Company’s documented assessment process focused on the evaluation of the aggregate impacts of the out-of-period items on each line item in the statement of operations and statement of financial position.  In addition, although not documented as part of that evaluation, in performing its materiality assessments prior to the filing of its 2004 Form 10-K, the Company spent a great deal of time determining the underlying nature and cause of the errors, understanding the dollar magnitude of each of the individual adjustments, and confirming the fact that they did not arise or result from fraudulent activities or intentional acts.  In going through this effort, the Company did not identify any individual errors of such quantitative or qualitative significance that caused it to pause and document materiality on an individual item basis or that would require restatement or separate disclosure beyond the summary information included in the 2004 Form 10-K.  With this knowledge and understanding of the individual errors, the Company believed that following the approach described above was appropriate and in compliance with SAB 99.

In the Staff’s comment letter to the Company dated June 8, 2005, the Staff requested that the Company formally evaluate each individual error separately and then in the aggregate.  In the Company’s response dated August 9, 2005, the Company communicated that such an analysis was performed and that it supported the Company’s original conclusion that the errors relating to 2000, 2001, and 2002 were not material individually or in the aggregate.  The Company also responded that it did not believe that the correction of the errors would change or influence the judgment of a reasonable investor for those periods and, therefore, the financial statements for those periods do not require restatement.

In the September 2005 teleconference referred to above, we discussed how the Company determined an “individual” error for purposes of assessing materiality.  You will recall that the Company treated each individual adjustment that it made to its books and records as an error.  The Staff questioned whether there was an alternative manner in which to define an error.  While the Company continues to believe that its original approach to defining an error is appropriate and supportable, it recognizes that this is a judgmental area and that there may be alternative ways in which an error could be defined.

In consideration of the Staff’s question and upon further review of the individual adjustments recorded, the Company determined that there were two areas in which  adjustments could be considered for aggregation or disaggregation in arriving at possible alternatives as to what constitutes an individual error.  Specifically, these two areas are (1) pensions and other postretirement benefits and (2) income taxes.  With respect to these two areas, the Company believes that the appropriate way to define the individual error is to aggregate or disaggregate the recorded adjustments by the underlying nature of the issue.  For example, all of the pension and other postretirement benefits adjustments were recorded to correct errors arising due to either (1) incorrect census data, (2) incorrect valuations or (3) actual benefit payments not identified.  As a result, under its definition of the individual error, the Company had three individual errors within this area.  For income taxes, all of the adjustments were recorded to correct errors relating to either the accounting for deferred taxes or the establishment and release of a valuation allowance.  Accordingly, the Company had two individual errors within this area.  Defining the individual error by its underlying nature, as outlined above, provides for the quantitative and qualitative assessment of errors, on a combined basis, that (i) are subject to the same form of disclosure within the financial statements (for example, the valuation allowance has separate disclosure apart from its related deferred tax assets and liabilities),

(ii) were systemic in nature (for example, the process for collecting and reporting participant census data to the actuary to facilitate the completion of the annual valuation) and (iii) that resulted from a deficiency in the same or similar internal controls over financial reporting that cover all of the countries in which the Company operates (and all of its employee benefit plans, as it relates to the pension and other postretirement benefits adjustments).  Other than these two areas, there were no other aggregations or disaggregations that could have reasonably been considered.  Accordingly, all of the remaining out-of-period items, which did not fit within the above defined areas, retained their separate designation as an error, consistent with the Company’s analysis in its August 9, 2005 response to the Staff.

Although the Company does not believe it is necessary to define the individual error for the pension and other postretirement benefits and income taxes adjustments by country or by plan (in the case of the pension and other postretirement benefits adjustments), the Company recognizes that this is a judgmental area.  As a result, the Company aggregated or disaggregated and reviewed the pension and other postretirement benefits adjustments as if an error could be defined by individual benefit plan or by country.  On this basis, the “individual” errors were still immaterial.  With respect to income taxes, there were no instances in which there were multiple issues per country and, therefore, the Company did not undertake a separate analysis on this basis, as it was inherent in its original analysis.

In consideration of the above, as well as the Staff’s comments outlined in its March 16, 2006 comment letter, the Company has prepared formal, supplemental quantitative and qualitative materiality assessments for 2000, 2001 and 2002 to evaluate the materiality of the “individual” errors, using the alternative definitions as described above, on the specific line items, subtotals and totals within the statement of operations and statement of financial position as of and for each of the three years ended December 31, 2000, 2001 and 2002.

Included below is a summary of the quantitative and qualitative assessments performed:

Quantitative Assessment
From a quantitative perspective, the Company has determined that neither the absolute dollar value nor the percentage misstatement of each individual error in 2000 and 2002 are material.  In 2001, although the underlying nature and absolute dollar value of the individual errors is consistent with those identified in 2000 and 2002, the line item percentage misstatement in several instances was higher due to the fact that the Company’s results were essentially breakeven due to the recording of $678 million in restructuring charges in that year; whereas similar charges in 2000 and 2002 were either nonexistent or significantly lower on a comparative basis.  The remainder of the Company’s financial statement amounts and line items remained relatively consistent across the three-year period.  Thus, absent the impact on earnings from the restructuring charges recorded in 2001, the individual errors relating to that year are no more material to the Company’s operations and financial statements taken as a whole than those individual errors relating to the years 2000 and 2002 (see further discussion under Qualitative Assessment below).

Next, the Company aggregated the individual errors to determine their combined effect on individual line items, subtotals and totals.  It should be noted that the individual errors were in large part offsetting as there were both debit and credit adjustments identified.  Thus, when aggregating the impact of the individual errors, the effect on the individual line items, subtotals and totals was lessened.

Qualitative Assessment
In performing its qualitative assessment, the Company considered the factors within SAB 99, including whether or not the individual errors arose from fraudulent or intentional activities or involved a concealment of an unlawful transaction.  Based on this exercise, none of the individual errors had the qualitative significance that would require a restatement of the financial statements for 2000, 2001 or 2002.  Specific to 2001, the year was essentially break-even due to the then unusually significant restructuring charges discussed above (note that 2000 and 2002 each had earnings from continuing operations before taxes of approximately $1 billion or more).  Therefore, it is possible that any individual error in 2001 could be considered material from a purely quantitative percentage perspective.  As a result, the Company includes, as a qualitative factor, an alternative measure of materiality that is based on results before restructuring charges and their related tax effects.  Under this alternative measure of materiality, the larger line item percentage misstatements in 2001, referred to above, were all quantitatively immaterial.

In summary, this qualitative assessment, based on the alternative definitions of an individual error as described above, did not result in any changes to the qualitative factors considered in prior analyses, either individually or in the aggregate.

Conclusion
These analyses support the Company’s original conclusion and belief that the errors relating to 2000, 2001, and 2002 were not material individually or in the aggregate nor would their correction change or influence the judgment of a reasonable investor for those periods and, therefore, the financial statements for those periods do not require restatement.  In arriving at its conclusion, the Company considered the above quantitative and qualitative factors as well as all other facts and circumstances, including the lack of investor reaction (stock price either held constant or increased) to Company announcements regarding the need for restatements and the underlying causes and related material weaknesses.  As stated above, in accordance with SAB 99, this total mix of information led the Company to conclude that the errors relating to 2000, 2001, and 2002 were not material individually or in the aggregate nor does the Company believe that their correction would change or influence the judgment of a reasonable investor for those periods and, therefore, the financial statements for those periods do not require restatement.  In addition, through the Company’s detailed understanding of the nature, magnitude and extent of the individual errors, the Company made a determination as to the appropriate information to be disclosed to current and potential investors.  This information was made transparent to such investors through numerous means, including footnotes, Item 9A in the Annual Report on Form 10-K, Management’s Discussion and Analysis (“MD&A”), and press releases.  The Company continues to believe that its disclosure regarding the restatement issues was appropriate and adequate.

SAB Topic 5:F and Charge to Selling, General and Administrative Expenses
The Company recognizes the comments in the Staff’s letter dated March 16, 2006 regarding (1) the Company’s recording of the $1.2 million Net Adjustment as a charge to Selling, General and Administrative expenses, and (2) the Company analogizing to SAB Topic 5:F and APB 20, paragraph 13 as support for this treatment of the Net Adjustment.

The Company recognizes that its use of the Net Adjustment was a non-traditional approach to the correction of the prior period errors, and it did not intend for this treatment to establish precedent or to set accounting policy for the correction of errors that may be identified in the future.  Accordingly, the Company would like to reiterate that this approach was taken after careful deliberation and consideration of all of the facts and circumstances present in this specific situation, and with complete transparency with the Audit Committee of the Board of Directors as well as discussions with both PwC and Brian Lane.

The issue that the Company attempted to resolve related to the recording of known misstatements in an appropriate, efficient and cost-effective manner that served the best interests of our investors, when such misstatements were individually immaterial and also immaterial in the aggregate, to the periods to which they related.  The Company continues to believe that there is no benefit to restating 2000, 2001 and 2002 (for all of the reasons discussed above).  Further, the Company continues to believe that the $1.2 million Net Adjustment is immaterial to the First Quarter and Full Year of 2003.  Lastly, the Company believes that it provided complete transparency of this approach to current and potential investors through detailed disclosure in Footnote 1 of the 2004 Consolidated Financial Statements included in its 2004 Annual Report on Form 10-K.

Considering all of the attendant facts and circumstances, the Company believes that the use of the Net Adjustment is a reasonable and practical approach, in all material respects, and is consistent with the guidance in SAB 99 which indicates that the Staff will be inclined to continue to defer to judgments that allow a business, acting in good faith, to comply with the Act’s accounting provisions in an innovative and cost-effective way, relative to a registrant’s obligation to keep books and records that are accurate “in reasonable detail.”  Further, the Company believes that this approach does not cause its financial statements for the relevant periods to be misleading, and that this approach is balanced in a way that serves the best interests of the Company’s investors.

Overall Conclusion
In summary, the Company has carefully considered and gone through a detailed evaluation of the Staff comments and views expressed in its March 16, 2006 letter.  We have carefully reconsidered our prior SAB 99 analyses and we have prepared a formal, supplemental quantitative and qualitative materiality assessment, including the various potential alternatives for defining an error, for all periods in question following the above referenced Staff’s comments and views.  As a result of the additional analysis, the Company continues to believe the following:

•

that the errors relating to 2000, 2001, and 2002 were not material individually or in the aggregate nor would their correction change or influence the judgment of a reasonable investor for those periods and, therefore, the financial statements for those periods do not require restatement. (See Exhibit A for summary analysis);

•

the use of the Net Adjustment in the First Quarter of 2003 is a reasonable and practical approach, in all material respects, and that this approach, combined with the Company’s footnote disclosure, is balanced in a way that best serves the interests of the Company’s investors; and

•

the Company’s disclosures regarding the relevant issues provided complete transparency and was appropriate and adequate.  This disclosure was presented to current and potential investors through various means including footnotes, MD&A and Item 9A of Form 10-K.  In this disclosure, the Company provided a description of the underlying nature of the significant items, details of the internal control breakdowns, including plans to remediate, and a detailed discussion of the items comprising and the logic supporting the Company’s use of the Net Adjustment.

Based on all of the above, the Company continues to believe that (1) all information that is useful to an investor has been prominently disclosed, (2) the adjustments relating to 2000, 2001 and 2002 are immaterial individually and in the aggregate and (3) the use of the Net Adjustment in Q1 2003 is a reasonable and practical approach, in all material respects.  Thus, the Company is of the view that it is not necessary to restate the financial statements for 2000, 2001 and 2002, as it would not be beneficial to current and potential investors.

Eastman Kodak Company	Exhibit A
Response to March 16, 2006 SEC Comment Letter
Analysis of Fiscal Years 2000, 2001 and 2002

	Year ended December 31, 2000		Year ended December 31, 2001		Year ended December 31, 2002

P&L line items	Amounts as originally reported	Amounts “as if” restated	Amounts as originally reported	Amounts “as if” restated	Amounts as originally reported	Amounts “as if” restated

Net sales	$13,994	$13,994	$13,234	$13,207	$12,835	$12,840
Cost of goods sold	8,019	8,010	8,670	8,657	8,225	8,192

Gross profit	5,975	5,984	4,564	4,550	4,610	4,648
Selling, general and administrative expenses	2,977	2,975	2,627	2,622	2,530	2,545
Research and development costs	784	784	779	777	762	762
Goodwill amortization	—	—	154	154	—	—
Restructuring costs and other	—	—	659	659	98	98

Earnings from continuing operations before interest, other (income) charges, net and income taxes	2,214	2,225	345	338	1,220	1,243
Interest expense	178	178	219	219	173	173
Other (income) charges, net	(96)	(96)	18	18	101	101

Earnings from continuing operations before income taxes	2,132	2,143	108	101	946	969
Provision for income taxes	725	727	32	26	153	146

Earnings from continuing operations	1,407	1,416	76	75	793	823
Loss from discontinued operations, net	—	—	—	—	(23)	(23)

Net earnings	$1,407	$1,416	$76	$75	$770	$800

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